LUNCHWALE, INC.

LUNCHWALE CORPORATE LUNCH FOR $4.99 & FREE DELIVERY!

BUSINESS PLAN

Prepared May 2020

CONTACT INFORMATION

Gopi Kantamneni
lunchwale.corporate1@gmail.com
lunchwale.co

Executive Summary

Opportunity

Problem

Employees at corporations across the globe often order food from the workplace which is why many food delivery companies have risen to prominence of late. As a result, corporate lunch delivery services have become more popular, albeit more expensive. Customers have no shortage of options to choose from when considering the myriad restaurants with multi-cuisine menus. While the segment has taken off considerably, consumers are often left unsatisfied with their orders in terms of quality, quantity, taste, service, and of course the high price per meal.

Solution

PRESET MEALS

Indian Preset Meals at an unbelievable and unbeatable price delivered FREE of COST at the door!

Indian Preset Meals For $4.99 ONLY you get :

One Portion of Steamed White Rice

One Portion of Flavored Rice

One Veggie Curry

One Veggie Fry Item

One Chicken Curry or One Dal Item (Lentil) for Veggie option

One Chapati (Indian Wheat Bread)

One Sweet (Dessert)

It's a preset meals concept in which means customers have only 2 options to select from, Veggie or Non Veggie meals! It's simple and easy to order!

What this actually means to the start up is MASS PRODUCTION! Resulting in Reduction cost per meal!

Market

Corporate lunch segment! Employees working in various organizations.

Competition

Frankly, there is NO competition for Lunchwale in the preset meals segment,

Though no direct competitors, alternate options that are typically available in the market are the App based food delivery companies such as Uber Eats, Door-dash, Foodsby, etc., and every restaurant & food court that feed into them , besides all food brands that have their own delivery network such as Dominos, Jimmy John, Chipotle, Papa John's, Ifratlelli, Chick-Fill-A, Panera Bread, I-Hop, Jack in the BOX etc., last but not least Food Trucks! All of them are far too expensive at the DOOR! the average minimum delivery charges are $3.99 per meal, besides the food cost.

Why Us?

Why Not!!!

- At $4.99 & Free Delivery for a complete meal its Absolute Value for money!
- Unbelievable price!
- Great taste, Good Quantities, Prompt Service
- Neat & hygiene packaging.

Expectations

Forecast

Lunchwale sales zoomed past to over 200% in the year 2020.
We expect Lunchwale sales to jump to 400 to 800% in 2021 with fresh funding coming in and expanded operations!

Financial Highlights by Year



Financing Needed

Lunchwale will need $25000 – 1070000 Funding for expansion and to scale up operations,
 funds will be used for Automation, Purchase of delivery vehicles , Working Capital &
Sales/Marketing Expenses.

Opportunity

Problem & Solution

Problem Worth Solving

Customer Perspective.

1. Expensive food cost

2. Expensive Delivery charges

Food Industry Perspective

1. Multiple Customized Orders.

2. Cumbersome delivery process

3. Limitation in getting big numbers.

4. Every Meal order is different and has to be prepared specific to that particular customer, increases the cost per meal.

5. Cannot be mass produced.

Our solution

Customer Perspective

1. Economically Priced.

2. Simplified Ordering Process

3. Free Delivery.

4. Good Quality & Quantity

Food Industry Perspective

1. Mass production

2. Unlimited scope of scalability

3. Cost reduction on mass production

Target Market

Market size 100,000 lunches per day?

Market Segment Corporate lunches for working employees B2C.

Competition

Current alternatives

NO serious players in DIRECT COMPETITION!

faaareeest competition could be from

Uber Eats

Foodsby

Doordash

(most app based food delivery companies on an average charge a minimum of $3.99 per meal towards delivery charges + food cost)

Our advantages

· Unbelievable & Unbeatable Price of $4.99

- Lot of FOOD for $4.99 – One portion of Steamed Rice, One portion of Flavored Rice, One Chicken Curry or One Dal (Lentil), One Veggie Curry, One Veggie Fry Item, One Chapathi (Indian Bread) and Sweet Dessert to go with! that's a LOT of FOOD for $4.99!

- FREE DELIVERY!

- Simplified Order process, its a preset meals concept No Menus to choice from as like in Ala Carte, the customers need NOT get confused what to pick, what not to pick and how much quantity to order, and invariably ends up over or under ordering !

- Lunchwale has taken burden off the customers leaving them a simple option of Veggie or Non Veggie to chose from! just like Coke or Diet Coke to chose!

- AND for us it's Advantage MASS PRODUCTION!

Execution

Marketing & Sales

Marketing Plan

Lunchwale's main thrust area was Door to Door Marketing, the initial D2D marketing campaign covered most corporate offices in Irving and Coppel, Texas during it's launch in Jan 2018 as the business model is more focused on food delivery Services at the door therefore the emphasis was building & street specific operations.

The Best marketing in the World could never be anything better than Word of mouth advertising that's has been the strongest source for Lunchwale, they say "Proof of pudding lies in its eating"! Similarly, Proof of Lunchwale is in trying it out! Every time a new customer comes on board he is super excited with the good tasty food at such an amazingly low price & delivered FREE of cost at the DOOR! They spontaneously Spread the word across his or her groups! Which is probably why we have been adding on an average about 3-4 new customers on a daily basis consistently over the last one year! we currently have over 1000 customer base and growing!
The word of mouth advertising is so strong that we not only get calls from Dallas DFW area but also from other cities like Austin, San Antonio, San Jose CA, New Jersey NY, Delaware, etc.,

Sales Plan

Sales in 2018 - $33,000 approximately.

Sales in 2019 - $ 71,606
plans for 2020

Projected $400 - 800 + with fresh funding coming in approximately in about 12-15 months after the infusion of funds!

Operations

Locations & Facilities

Irving, Texas,USA.

Best part of our operations is we don't run kitchens! We have tie up with one of the best Restuarents in town give them bulk business during their downtime when there are not many walk ins to the restaurant at about 9-10am which means it's an additional revenue generation stream for the Restaurant owner without having to spend any additional operating expenses and have the potential to earn up to a couple of million dollars additional profits to their bottom line!

 Our cutoff time for customers to order lunch is 10 am and our first lunch is delivered to our customer at 11am! we are something AirB&B in a kitchen space tapping the free time of a kitchen while AirB&B taps a free room in the house.

Advantage Lunchwale:

· Lunchwale has the greatest advantage of not having to deal with any of the messy expenditure that a food truck or a restaurant has to go through, eg no bank loans or Interest to pay, no salaries, no operating expenses, no major rents to pay , no wastage cost.

· Lunchwale operations are Absolutely fly weight in expenses, we can never ever go into a normal operating losses as we built on variable cost, which mean if get 200 lunch orders we place order with the restuarent for 200 meals and deliver 200 meals! No carry forward expenses or inventory, it's a M - F operations 10 am to 1.30pm completely done and dusted for the day!

· If a customer wants try out Lunchwale Lunch they are most welcome to do so by going online and pay $4.99 + tax, if they like our food and service want to re-order again, then we have a rider for repeat customers "minimum order requirement for repeat customers is 5 lunches with differed deliveries" what it actually means business parlance is its 500% advance payment! Most customers say about 80% **pay *500% advance payment upfront!*** isn't that cool!!

Technology

Currently Lunch ordering is on manual text base mode from mobile phones and backed up with online payments gateway on the website. All purchases and sales payments are online/ credit card. Virtually zero cash transactions!

The next step is to move onto a robust App based operations with tracking mechanisms.

Equipment & Tools

Robust food delivery App

Working Capital

Buy Vehicles for food delivery.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
Filed Provisional PATENT application with the USPTO.	April 26, 2018		
USPTO approves Lunchwale Logo as registered trade mark.	August 14, 2018		
First corporate order of 120 lunches from one single company	September 11, 2018		
FIrst time crossed 200 Lunch sales in a single day.	September 19, 2018		
500% Advance Payment	January 03, 2019	Aishwarya Kantamneni	Customers can order 1 lunch to try our quality, taste & service, for repeat customers the minimum order requirement is 5 lunches with deferred deliveries, that's a 500% advance payment upfront!
Lunchwale stock symbol	January 11, 2022		Plans to list Lunchwale stock on the OTC stock exchange.
A dividend paying company	April 06, 2022		Lunchwale is hopeful of paying a dividend to its shareholders in the year 2022 since our business model & basic fundamentals are strong we would like to see our stock listed/traded at $6 + on its opening at the OTC stock market.

Key metrics

Lunchwale Key Metrics

Route Optimization

App based operations

Company

Overview

Ownership & Structure

Gopi Kantamneni – 64%

Aishwarya Kantamneni – 18%

Asha Kantamneni – 18%

Company history

Lunchwale was formed on Dec. 18, 2017.

Sales

2018 – $33,700

2019 – $71,607

Mission
Lunchwale means "The Lunch People"
Lunchwale is not just a catchy name its a brand with a purpose. Lunchwale offers delicious, affordable branded lunches delivered free of charge at the door and is a boon to the working community.
Our vision is to reach every city in the US and ultimately the world! Quite frankly, lunch at work will never be the same again!
Lunchwale allows vendors to utilize their idle kitchen resources to cater to our before 10 am bulk business, thus providing additional value to their bottom line without interfering with their daily work routines. Our customers are our brand ambassadors, constantly demonstrating their appreciation for our service through testimonials and word of mouth advertising.
Making money and keeping vendors and customers happy & satisfied is our motto.

Team

Management team

1. Gopi Kantamneni, Founder & CEO

MBA, Marketing Newport University – CA, Graduate in Commerce & Advance Accountancy, Hyderabad, India, Diploma, Digital & Social Media Marketing, Indian School of Business – Hyderabad, India.

Gopi Kantamneni has a passion for sales & innovative marketing, his previous work outings have provided with an extensive experience in sales and marketing with a focus in public relations. He is looking to leverage this background into Lunchwale, his greatest strengths are his energetic disposition and "can-do" attitude that infects those around him. These qualities have served him well while spearheading various sales teams over the years.

2. Aishwarya Kantamneni, A graduate in Commerce & Finance from in India.

Aishwarya Kantamneni is our co-founder. Blessed with an eye for details, Aishwarya leveraged her "needle in a haystack" personality and directed her passion for numbers and data crunching into finance and commerce, eventually earning a certificate in fin-tech from Wharton Business School.3. Asha Kantamneni, Co Founder & CKO

Completed her Graduation course BA (Bachelor in Arts) from Mount Caramels College, Banguluru, a Top ranked Graduate College in India.

Asha Chowdary has always had an affinity for the preparation of food and has earned a well-deserved reputation for winning over hearts through stomachs. The culinary skills she's developed over the years make her particularly valuable when designing the ideal meal combinations thus proving to be an asset to the company.

Advisors

Financial Plan

Forecast

Key assumptions

Key Assumptions are IF the funding of $250k – $1070k is available.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of funds

1. Development of an App.

Some of the funds will used to automate the order bookings, payments, delivery and accounting package through a robust App that can also track the delivery timelines.

2. For working capital for the next 12 months

3. For Marketing and Sales expense to Scale up operations

4. For Buying Cars for deliveries.

5. Software Development.

6. App Development.

Sources of Funds

Through Crowd Financing .

Statements

Projected Profit and Loss

	2018	2019	2020
Revenue	**$33,700**	**$71,606**	**$601,140**
Direct Costs	**$25,056**	**$43,193**	**$282,660**
Gross Margin	$8,644	$28,413	$318,480
Gross Margin %	**26%**	**40%**	**53%**
Operating Expenses			
Salaries & Wages			$31,200
Employee Related Expenses			$6,240
Delivery Charges	$3,326	$7,175	$35,000
Director's Remuneration	$50	$2,000	$96,000
0			$0
Other Expense	$3,441	$8,403	
Total Operating Expenses	**$6,817**	**$17,578**	**$168,440**
Operating Income	**$1,827**	**$10,835**	**$150,040**
Interest Incurred			
Depreciation and Amortization			$9,189
Gain or Loss from Sale of Assets			
Income Taxes	$548	$3,251	$42,255
Total Expenses	$32,421	$64,022	$502,544
Net Profit	$1,279	$7,584	$98,596
Net Profit / Sales	**4%**	**11%**	**16%**

Projected Balance Sheet

	2018	2019	2020
Cash	$3,933	$16,124	$238,538
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$3,933**	**$16,124**	**$238,538**
Long-Term Assets			$200,000
Accumulated Depreciation			($9,189)
Total Long-Term Assets			**$190,811**
Total Assets	**$3,933**	**$16,124**	**$429,349**
Accounts Payable	$1,318	$2,532	$17,236
Income Taxes Payable	$548	$3,251	$42,255
Sales Taxes Payable	$788	$1,477	$12,399
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$2,654**	**$7,260**	**$71,890**
Long-Term Debt			
Long-Term Liabilities			
Total Liabilities	**$2,654**	**$7,260**	**$71,890**
Paid-In Capital			$250,000
Retained Earnings		$1,279	$8,863
Earnings	$1,279	$7,584	$98,596
Total Owner's Equity	**$1,279**	**$8,863**	**$357,459**
Total Liabilities & Equity	**$3,933**	**$16,124**	**$429,349**

Projected Cash Flow Statement

	2018	2019	2020
Net Cash Flow from Operations			
Net Profit	$1,279	$7,584	$98,596
Depreciation & Amortization			$9,189
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$1,318	$1,215	$14,704
Change in Income Tax Payable	$548	$2,703	$39,004
Change in Sales Tax Payable	$788	$689	$10,922
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$3,933**	**$12,191**	**$172,415**
Investing & Financing			
Assets Purchased or Sold			($200,000)
Net Cash from Investing			**($200,000)**
Investments Received			$250,000
Dividends & Distributions		$0	$0
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing		**$0**	**$250,000**
Cash at Beginning of Period	$0	$3,933	$16,124
Net Change in Cash	$3,933	$12,191	$222,415
Cash at End of Period	**$3,933**	**$16,124**	**$238,538**

Appendix

Profit and Loss Statement (With monthly detail)

2018	Jan '18	Feb '18	Mar '18	Apr '18	May '18	June '18	July '18	Aug '18	Sept '18	Oct '18	Nov '18	Dec '18
Total Revenue	**$928**	**$2,291**	**$2,450**	**$2,749**	**$2,900**	**$2,824**	**$3,004**	**$3,756**	**$3,249**	**$4,032**	**$2,674**	**$2,843**
Total Direct Costs	**$667**	**$1,702**	**$1,861**	**$2,050**	**$2,164**	**$2,107**	**$2,206**	**$2,778**	**$2,430**	**$3,024**	**$2,031**	**$2,036**
Gross Margin	$261	$589	$589	$699	$735	$717	$798	$978	$819	$1,008	$643	$807
Gross Margin %	**28%**	**26%**	**24%**	**25%**	**25%**	**25%**	**27%**	**26%**	**25%**	**25%**	**24%**	**28%**
Operating Expenses												
Salaries and Wages												
Employee Related Expenses												
Delivery Charges	$375	$375	$380	$240	$166	$298	$168	$170	$247	$251	$343	$313
Director's Remuneration												$50
0												
Other Expense	$142	$300	$298	$298	$279	$308	$310	$354	$320	$306	$289	$237
Total Operating Expenses	**$517**	**$675**	**$678**	**$538**	**$445**	**$606**	**$478**	**$524**	**$567**	**$557**	**$632**	**$600**

Operating Income	($256)	($86)	($89)	$161	$291	$111	$320	$454	$252	$451	$11	$207
Interest Incurred												
Depreciation and Amortization												
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$6	$34	$96	$136	$75	$136	$3	$62
Total Expenses	$1,184	$2,377	$2,539	$2,588	$2,615	$2,747	$2,780	$3,438	$3,072	$3,717	$2,666	$2,698
Net Profit	($256)	($86)	($89)	$161	$285	$77	$224	$318	$177	$315	$8	$145
Net Profit / Sales	(28%)	(4%)	(4%)	6%	10%	3%	7%	8%	5%	8%	0%	5%

	2018	2019	2020
Total Revenue	**$33,700**	**$71,606**	**$601,140**
Total Direct Costs	**$25,056**	**$43,193**	**$282,660**
Gross Margin	$8,644	$28,413	$318,480
Gross Margin %	**26%**	**40%**	**53%**
Operating Expenses			
Salaries and Wages			$31,200
Employee Related Expenses			$6,240
Delivery Charges	$3,326	$7,175	$35,000
Director's Remuneration	$50	$2,000	$96,000
0			$0
Other Expense	$3,441	$8,403	
Total Operating Expenses	**$6,817**	**$17,578**	**$168,440**
Operating Income	**$1,827**	**$10,835**	**$150,040**
Interest Incurred			
Depreciation and Amortization			$9,189
Gain or Loss from Sale of Assets			
Income Taxes	$548	$3,251	$42,255
Total Expenses	**$32,421**	**$64,022**	**$502,544**
Net Profit	**$1,279**	**$7,584**	**$98,596**
Net Profit / Sales	**4%**	**11%**	**16%**

Balance Sheet (With Monthly Detail)

2018	Jan '18	Feb '18	Mar '18	Apr '18	May '18	June '18	July '18	Aug '18	Sept '18	Oct '18	Nov '18	Dec '18
Cash	$413	$1,112	$1,307	$1,252	$1,791	$2,187	$2,042	$3,114	$3,481	$3,732	$3,506	$3,933
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	**$413**	**$1,112**	**$1,307**	**$1,252**	**$1,791**	**$2,187**	**$2,042**	**$3,114**	**$3,481**	**$3,732**	**$3,506**	**$3,933**
Long-Term Assets												
Accumulated Depreciation												
Total Long-Term Assets												
Total Assets	**$413**	**$1,112**	**$1,307**	**$1,252**	**$1,791**	**$2,187**	**$2,042**	**$3,114**	**$3,481**	**$3,732**	**$3,506**	**$3,933**
Accounts Payable	$592	$1,188	$1,269	$1,294	$1,305	$1,357	$1,342	$1,651	$1,498	$1,791	$1,332	$1,318
Income Taxes Payable	$0	$0	$0	$0	$6	$40	$136	$272	$347	$483	$486	$548
Sales Taxes Payable	$77	$266	$468	$227	$466	$699	$248	$557	$825	$333	$554	$788
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	**$669**	**$1,454**	**$1,737**	**$1,521**	**$1,777**	**$2,096**	**$1,726**	**$2,480**	**$2,670**	**$2,607**	**$2,372**	**$2,654**
Long-Term Debt												

Long-Term Liabilities												
Total Liabilities	**$669**	**$1,454**	**$1,737**	**$1,521**	**$1,777**	**$2,096**	**$1,726**	**$2,480**	**$2,670**	**$2,607**	**$2,372**	**$2,654**
Paid-In Capital												
Retained Earnings												
Earnings	($256)	($342)	($431)	($270)	$15	$92	$316	$634	$811	$1,126	$1,134	$1,279
Total Owner's Equity	**($256)**	**($342)**	**($431)**	**($270)**	**$15**	**$92**	**$316**	**$634**	**$811**	**$1,126**	**$1,134**	**$1,279**
Total Liabilities & Equity	**$413**	**$1,112**	**$1,307**	**$1,252**	**$1,791**	**$2,187**	**$2,042**	**$3,114**	**$3,481**	**$3,732**	**$3,506**	**$3,933**

	2018	2019	2020
Cash	$3,933	$16,124	$238,538
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$3,933**	**$16,124**	**$238,538**
Long-Term Assets			$200,000
Accumulated Depreciation			($9,189)
Total Long-Term Assets			**$190,811**
Total Assets	**$3,933**	**$16,124**	**$429,349**
Accounts Payable	$1,318	$2,532	$17,236
Income Taxes Payable	$548	$3,251	$42,255
Sales Taxes Payable	$788	$1,477	$12,399
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$2,654**	**$7,260**	**$71,890**
Long-Term Debt			
Long-Term Liabilities			
Total Liabilities	**$2,654**	**$7,260**	**$71,890**
Paid-In Capital			$250,000
Retained Earnings		$1,279	$8,863
Earnings	$1,279	$7,584	$98,596
Total Owner's Equity	**$1,279**	**$8,863**	**$357,459**
Total Liabilities & Equity	**$3,933**	**$16,124**	**$429,349**

Cash Flow Statement (With Monthly Detail)

2018	Jan '18	Feb '18	Mar '18	Apr '18	May '18	June '18	July '18	Aug '18	Sept '18	Oct '18	Nov '18	Dec '18
Net Cash Flow from Operations												
Net Profit	($256)	($86)	($89)	$161	$285	$77	$224	$318	$177	$315	$8	$145
Depreciation & Amortization												
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$592	$596	$81	$25	$10	$52	($15)	$309	($153)	$293	($459)	($14)
Change in Income Tax Payable	$0	$0	$0	$0	$6	$34	$96	$136	$75	$136	$3	$62
Change in Sales Tax Payable	$77	$189	$202	($241)	$239	$233	($451)	$309	$268	($492)	$221	$234
Change in Prepaid Revenue												
Net Cash Flow from Operations	**$413**	**$699**	**$194**	**($55)**	**$540**	**$396**	**($145)**	**$1,072**	**$367**	**$251**	**($227)**	**$427**
Investing & Financing												
Assets Purchased or Sold												

Net Cash from Investing												
Investments Received												
Dividends & Distributions												
Change in Short-Term Debt												
Change in Long-Term Debt												
Net Cash from Financing												
Cash at Beginning of Period	$0	$413	$1,112	$1,307	$1,252	$1,791	$2,187	$2,042	$3,114	$3,481	$3,732	$3,506
Net Change in Cash	$413	$699	$194	($55)	$540	$396	($145)	$1,072	$367	$251	($227)	$427
Cash at End of Period	**$413**	**$1,112**	**$1,307**	**$1,252**	**$1,791**	**$2,187**	**$2,042**	**$3,114**	**$3,481**	**$3,732**	**$3,506**	**$3,933**

	2018	2019	2020
Net Cash Flow from Operations			
Net Profit	$1,279	$7,584	$98,596
Depreciation & Amortization			$9,189
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$1,318	$1,215	$14,704
Change in Income Tax Payable	$548	$2,703	$39,004
Change in Sales Tax Payable	$788	$689	$10,922
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$3,933**	**$12,191**	**$172,415**
Investing & Financing			
Assets Purchased or Sold			($200,000)
Net Cash from Investing			**($200,000)**
Investments Received			$250,000
Dividends & Distributions		$0	$0
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing		**$0**	**$250,000**
Cash at Beginning of Period	$0	$3,933	$16,124
Net Change in Cash	$3,933	$12,191	$222,415
Cash at End of Period	**$3,933**	**$16,124**	**$238,538**